UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)

Greenbrook TMS Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

393704309

(CUSIP Number)

Sasha Cucuz

Greybrook Health Inc.

890 Yonge Street, 7th Floor

Toronto, Ontario M4W 3P4

(647) 478-8881

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 113004105

1	NAMES OF REPORTING PERSONS THE VAMVAKAS FAMILY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ – Joint Filing
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,724,893(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,724,893 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,724,893 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) Reflects deemed shared beneficial ownership with the indirect subsidiary of The Vamvakas Family Trust (the “Trust”), Greybrook Health Inc. (“Greybrook Health”), as reported below.

(2) See note 2 for Greybrook Health, as reported below.

CUSIP No. 113004105

1	NAMES OF REPORTING PERSONS GREYBROOK HEALTH INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ – Joint Filing
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,724,893(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,724,893(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,724,893(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) This amount includes (i) 4,727,697 common shares, no par value (the “Common Shares”), of Greenbrook TMS Inc. (the “Issuer”) beneficially owned by Greybrook Health (collectively with the Trust, the “Reporting Persons”), (ii) 861,326 Common Shares estimated to be issuable to Greybrook Health upon conversion of up to approximately US$1.0 million of a convertible instrument (the “Convertible Instrument”) in respect of the outstanding principal amount of the unsecured notes of the Issuer (the “Notes”) held by Greybrook Health, and (iii) 135,870 Common Shares issuable to Greybrook Health upon the exercise of common share purchase warrants of the Issuer (the “Warrants”).

(2) This percentage is calculated based upon 29,436,545 outstanding Common Shares of the Issuer as of September 30, 2022 as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 8, 2022, plus an additional (i) 861,326 Common Shares estimated to be issuable to Greybrook Health upon conversion of the Convertible Instrument by Greybrook Health, and (ii) 135,870 Common Shares issuable to Greybrook Health upon the exercise of the Warrants.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common shares, no par value (the “Common Shares”) of Greenbrook TMS Inc., a company incorporated under the laws of the Province of Ontario, Canada (the “Issuer”), with its principal executive offices at 890 Yonge Street, 7th Floor, Toronto, Ontario, Canada, M4W 3P4.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by and on behalf of Greybrook Health Inc., a corporation formed under the laws of the Province of Ontario, Canada (“Greybrook Health”) and The Vamvakas Family Trust, a trust formed under the laws of the Province of Ontario, Canada (the “Trust,” and together with Greybrook Health, the “Reporting Persons”). The Common Shares deemed beneficially owned by the Reporting Persons include Common Shares directly or indirectly owned by Greybrook Health (including by its affiliate, Greybrook Realty Partners Inc. (“Greybrook Realty” and together with Greybrook Health, “Greybrook”), and an indirect subsidiary of the Trust), as well as Common Shares issuable upon conversion of the Convertible Instrument (as defined below) and upon exercise of the Warrants (as defined below). The Trust is the ultimate parent of Greybrook and accordingly is deemed to share beneficial ownership of the Common Shares reported herein.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file this Schedule 13D jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 99.1.

Common Shares

As of the date of this Schedule 13D, the Reporting Persons are deemed to beneficially own 4,527,697 Common Shares that are directly owned by Greybrook Health and 200,000 Common Shares directly owned by Greybrook Realty, an affiliate of Greybrook Health and an indirect subsidiary of the Trust. The Reporting Persons previously reported beneficial ownership of such Common Shares on a Schedule 13G filed on February 14, 2022. As a result of the issuance of the Notes and the Warrants (each as described below), the Reporting Persons are filing this Schedule 13D.

Convertible Instrument

On February 21, 2023, the Issuer exercised its option under a note purchase agreement between, inter alia, the Issuer and Greybrook Health, dated February 3, 2023 (the “Note Agreement”), pursuant to which the Issuer issued and sold US$1.0 million aggregate principal amount of unsecured notes (the “Notes”) in accordance with the terms of the Note Agreement (the “Loan”). The Notes will mature on September 30, 2027. The Notes were issued together with a Conversion Option (as defined below), the terms of which are set forth in a standalone conversion instrument (the “Convertible Instrument”) that was entered into between the Issuer and Greybrook Health on February 28, 2023 (the “Issue Date”).

In connection with the Loan, the Issuer provided Greybrook Health with an option (the “Conversion Option”), at any time and from time to time during the term of the Loan, to convert up to US$1.0 million of the outstanding principal amount of the Notes into Common Shares pursuant to the Convertible Instrument at a conversion price per share equal to 85.0% of the volume-weighted average trading price of the Common Shares on the Toronto Stock Exchange (the “TSX”) for the five trading days immediately preceding the date of conversion or, if the Common Shares were not then listed on the TSX, then the offering price of any public offering of Common Shares (if converted in connection with such offering) or otherwise 85.0% of the volume-weighted average trading price of the Common Shares on the Nasdaq for the five trading days immediately preceding the date of conversion (the “Conversion Price”), provided that the aggregate number of Common Shares issuable upon exercise in full of the Conversion Option shall not exceed 9.2% of the Issuer’s issued and outstanding Common Shares as of the issue date of the Convertible Instrument. Upon exercise by Greybrook Health of the Conversion Option, the principal amount outstanding under the Notes will be correspondingly reduced and deemed repaid. Based on the volume-weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the Issue Date (approximately $1.36 per Common Share (after conversion from Canadian dollars)), the Convertible Instrument was convertible into 861,326 Common Shares on the Issue Date, and accordingly, the Reporting Persons are deemed to beneficially own such Common Shares as of such date.

Warrants

On the Issue Date, as additional consideration for the Loan advanced by Greybrook Health under the Note Agreement, the Issuer issued 135,870 common share purchase warrants of the Issuer (the “Warrants”) to Greybrook Health. Each Warrant will be exercisable for one Common Share at an exercise price per Common Share equal to US$1.84, subject to adjustment under customary anti-dilution provisions. The Warrants are exercisable at any time from the Issue Date and will expire five years from the Issue Date. Accordingly, the Reporting Persons are deemed to beneficially own the Common Shares issuable upon exercise of the Warrants as of the Issue Date.

(b)-(c), (f) The principal business of the Trust is that of a family trust. The principal business of Greybrook Health is conducting healthcare investments as a private equity firm. The principal business addresses of the Reporting Persons are:

For the Trust:

800-105 Gordon Baker Road

Toronto, Ontario M2H 3P8

For Greybrook Health:

890 Yonge Street, 7th Floor

Toronto, Ontario M4W 3P4

Schedules I and II hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations and addresses, of the Trust and Greybrook Health.

(d)-(e) During the last five years, none of Reporting Persons and, to their respective knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 2, 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

The information set forth in Items 2, 5 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

The Reporting Persons may, to the extent they deem advisable, participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to the Common Shares owned by the Reporting Persons; the exercise of investor rights (as described in Item 6 of this Schedule 13D); and/or the positions of Elias Vamvakas and Sasha Cucuz (each of whom are employees of Greybrook Health) as directors on the board of directors of the Issuer (the “Board”). The Reporting Persons reserve the right to take actions to influence the management of the Issuer should they deem such actions appropriate. The Reporting Persons will hold their respective investments in the Issuer on a continuing basis and such holdings may be increased or decreased in the future, including in connection with securities offerings by the Issuer in respect of which Greybrook Health may participate as either a purchaser of securities in the offering or as a selling securityholder. In addition, Greybrook Health may elect to exercise the Conversion Option in connection with any securities offering.

Other than as described below or contemplated above, none of the Reporting Persons and, to their respective knowledge, the Scheduled Persons, has any current plans or proposals that relate to or would result in:

a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d)	any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

e)	any material change in the present capitalization or dividend policy of the Issuer;

f)	any other material change in the Issuer’s business or corporate structure;

g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information set forth in Items 2, 4 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a)-(b) The aggregate number and percentage of Common Shares beneficially owned by the Reporting Persons to which this Schedule 13D relates is 5,724,893 Common Shares, constituting approximately 18.8% of the Issuer’s outstanding Common Shares, and including (i) 4,527,697 Common Shares that are directly owned by Greybrook Health and 200,000 Common Shares directly owned by Greybrook Realty, an affiliate of Greybrook Health and an indirect subsidiary of the Trust, (ii) 861,326 Common Shares issuable to the Greybrook Health upon conversion of the Convertible Instrument, and (iii) 135,870 Common Shares issuable to Greybrook Health upon exercise of the Warrants. The percentage of Common Shares of the Issuer is based on an 29,436,545 outstanding Common Shares as of September 30, 2022 as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 8, 2022.

(c) The information set forth in Item 2 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5(c).

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Greybrook Health is a party to the Investor Rights Agreement, dated as of June 14, 2021, with the Issuer (the “Investor Rights Agreement”), whereby Greybrook Health received the right to appoint a nominee to the Board as well as rights to participate in future equity issuances by the Issuer to maintain its pro rata ownership interest in the Issuer for so long as Greybrook Health (together with its affiliates) owns, controls or directs, directly or indirectly, at least 5% of the outstanding Common Shares (on a partially-diluted basis). In addition, Greybrook Health has customary resale, demand and “piggy-back” registration rights pursuant to a Resale Registration Rights Agreement, dated as of June 14, 2021, entered into between the Issuer and the other investors party thereto (the “Registration Rights Agreement”).

Item 7. Materials to Be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Investor Rights Agreement (incorporated by reference to Exhibit 99.3 to the Issuer’s Form 6-K filed with the SEC on June 14, 2021)

Exhibit 99.3 Registration Rights Agreement (incorporated by reference to Exhibit 99.4 to the Issuer’s Form 6-K filed with the SEC on June 14, 2021)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 10, 2023
THE VAMVAKAS FAMILY TRUST

	By:	/s/ Elias Vamvakas
		Name:	Elias Vamvakas
		Title:	Trustee

GREYBROOK HEALTH INC.

	By:	/s/ Sasha Cucuz
		Name:	Sasha Cucuz
		Title:	Director

SCHEDULE I

THE VAMVAKAS FAMILY TRUST

Name and Position of Trustee	Principal Business Address	Principal Occupation or Employment	Citizenship

Elias Vamvakas, Trustee	800-105 Gordon Baker Road Toronto, Ontario M2H 3P8	Executive	Canada

2444917 Ontario Inc., Trustee	800-105 Gordon Baker Road Toronto, Ontario M2H 3P8	Corporate Trustee	Ontario, Canada

Jeffery Machat, Trustee	800-105 Gordon Baker Road Toronto, Ontario M2H 3P8	Doctor	Canada

SCHEDULE II

GREYBROOK HEALTH INC.

Name and Position of Director or Officer	Principal Business Address	Principal Occupation or Employment	Citizenship

Sasha Cucuz, Director, President & Secretary	890 Yonge Street, 7th Floor Toronto, Ontario M4W 3P4	Real Estate Executive	Canada